

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2012

<u>Via Email</u>
Donald R. Kimble
Chief Financial Officer
Huntington Bancshares Incorporated
41 S. High Street
Columbus, Ohio 43287

  Re: Huntington Bancshares Incorporated
     Form 10-K for the Fiscal Year Ended December 31, 2011
     Filed February 17, 2012
     File No. 001-34073

Dear Mr. Kimble:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

<u>Item 1A. Risk Factors, page 12</u>

 1. We note that you have not included risk factor disclosure addressing the following items, which appear to be material risks to your business:

- Please describe the possible negative effects of downgrades in either the company's credit ratings or the downgrade of the credit ratings of other institutions or agencies with which the company does business. To the extent that you are aware you are under review for possible downgrade, please disclose this information and quantify the effects of a potential downgrade.
- To the extent you rely on third parties for key components of your infrastructure, including online banking capabilities, please discuss this reliance and the possible risks your dependence presents.

Please revise your disclosure to include separately captioned risk factors addressing each of the items noted above. In the event you do not believe one or all of these items present material risks to your business, please provide us with an analysis supporting such conclusion.

"The resolution of significant pending litigation, if unfavorable, could have a material adverse effect on our results of operations for a particular period." page 17

2. Please revise this risk factor to specifically contemplate the litigation discussed in Note 22 to the financial statements and tailor the discussion to the company's current circumstances.

"We are subject to routine on-going tax examinations by the IRS and by various other jurisdictions…" page 18

3. We note your statement that the ultimate resolution of certain proposed tax adjustments could result in penalties and interest and may be material to the company's results of operations. Please revise this risk factor to provide more detail about the nature of the pending investigations and contested matters.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24

Table 17 – TDR Activity, page 60

4. We note your disclosure that you have approximately $160 million of existing commercial TDRs that were re-underwritten with new terms providing a concession. With respect to these can you please tell us the following:
- Tell us if all of these amounts were considered nonaccruing TDR's prior to the latest modification, and if not, please tell us the amounts that were considered accruing TDR's versus nonaccruing.

- Tell us the types of concessions granted and describe the ways they differ from the original concessions.
- Tell us whether you have a policy limiting the number of modifications that can be performed for a specific loan.
- It appears that the restructured TDR's are included in the accruing TDR's bucket, but please confirm and tell us whether loans are automatically considered to be accruing TDR's upon granting of a new concession.
- You have disclosed on page 150 the amount of TDR's that have subsequently defaulted. Tell us the subsequent default rates for TDR's that have been re-modified with additional concessions and whether the default rate is higher or lower than TDR's that have not had any additional concessions.
- Tell us whether you have recognized additional allowances for these loans upon re-modification of these TDRs in light of the fact that ASC 310-10-50-34 requires that defaults should be factored into the determination of the allowance for credit losses.

Table 20 – Criticized Commercial Loan Activity, page 63

5. We note your disclosure that you believe early identification of problem loans and aggressive action plans for problem loans, combined with originating high quality new loans will contribute to improvement in your key credit quality metrics. However, we were unable to locate any additional disclosure relating to potential problem loans you hold at period end, including a description of the nature and extent of such loans that are not otherwise disclosed in your filing as nonaccrual loans, loans over 90-days and still accruing or troubled debt restructurings. Please revise future interim and annual filings to provide this information or, alternatively if you do not hold any potential problem loans other than those in the categories already disclosed, please clearly state that fact. If you do hold potential problem loans at any period end that are not otherwise disclosed, please ensure your revised disclosure also specifically addresses any known information about possible credit problems of the borrowers. Refer to Item III.C.2 of Industry Guide 3 for guidance.

Notes to the Financial Statements

Note 3 – Loans and Leases and Allowance for Credit Losses, page 132
TDR Loans, page 146

6. We note your disclosure on page 147 that TDR concessions and classification may reduce the allowance for loan and lease losses (ALLL) within certain classes, specifically the C&I and CRE portfolios where concessions on TDR loans involve an

increase in interest rate and extension of maturity, but for consumer loans concessions often include interest rate reductions and therefore the TDR ALLL calculation results in a greater ALLL. Based on the table presented in pages 149 and 150 it appears that interest rate reductions (as opposed to increases) are one of the more common modification types for your C&I and CRE loans. Additionally, we note that from these same tables that the interest rate reduction often leads to a reduction in the ALLL following the modification in the case of certain of your C&I, CRE and residential mortgage loans. Please advise, and revise your disclosure in future filings to clarify these points.

7. We note your disclosure on page 150 that all classes within the C&I and CRE portfolios are considered as re-defaulted at 90 past due, automobile loans, other consumer loans and second-lien home equity portfolios are considered to be re-defaulted at 120 days past due and residential mortgage loans and first-lien home equity loans are considered as re-defaulted at 150 days past due. We also note footnote 1 to your table on page 152 that indicates that subsequent default is defined as a payment re-default within 12 months of the restructuring date.   Please clarify your footnote to the table if the "payment re-default" you are referring to is based on the days past due information included on page 150. Additionally, please clarify how you believe your policy captures the principle of the disclosure in ASC 310-10-50-34 since the disclosure is based on TDRs that occurred in the past twelve months and your policy for determining re-default requires a TDR loan in some instances to be 150 days past due before it would be captured in this disclosure. Additionally, in accordance with ASC 310-10-50-34(b), please revise your disclosure in future filings to clarify how your allowance methodology captures this re-default risk and discuss whether it is based on the same payment default information included in your disclosure.

Note 4 – Available-for-Sale and Other Securities, page 152

8. We note your disclosure in your other-than-temporary impairment (OTTI) table on page 158, that you had unrealized OTTI recoveries of $11.5 million during 2011 and $23.6 million during 2010. We also note that your consolidated statements of income show that you recognized net impairment losses on securities not expected to be sold in the amount of $7.4 million and $13.7 million during the years ended December 31, 2011 and 2010, respectively, which is net of the $11.5 million and $23.6 million of non-credit related losses on securities not expected to be sold during 2011 and 2010, respectively. Please respond to the following:
   - Please clarify whether the $11.5 million and $23.6 million at December 31, 2011 and 2010, respectively, as shown on page 158, represent recoveries of unrealized

OTTI or whether this represents additional impairment as is suggested by your consolidated statements of income.

- Please clarify whether the $4.2 million and $9.8 million shown as impairment gains on available-for-sale securities in your consolidated statements of income for the years ended December 31, 2011 and 2010, respectively, represent gains or recoveries on these securities. To the extent these amounts do represent recoveries in fair value, please tell us your basis for including these recoveries/gains in your consolidated statements of income.

- Please provide a summary breakdown and explanation of the securities driving the $4.2 million and $9.8 million during the years ended December 31, 2011 and 2010, respectively.

- Clarify how the tables on pages 158 and 159 interact with each other and reconcile to the amounts reported in the consolidated statements of income. Specifically, it is not clear how the table on page 159 showing credit losses recognized in earnings ties to impairment losses on investment securities recognized in the consolidated statements of income or to the tables on page 158.

Note 19 – Fair Value of Assets and Liabilities, page 182

9. We note the fair value hierarchy table on page 185 where you have disclosed that you have netting adjustments of $94.1 million for your derivative assets but there are no netting adjustments for your derivative liabilities. We also note your disclosure on page 193 that you have pledged $233.5 million in securities and cash collateral to counterparties and that counterparties have pledged $127.0 million of investment securities and cash collateral to you to satisfy collateral netting agreements. Please clarify how you have calculated the netting adjustments reflected in this table and discuss how the amounts interact with the disclosure on page 193.

Schedule 14A filed March 8, 2012

Compensation Discussion and Analysis, page 19

2011 Annual Cash Incentive Compensation under the Management Incentive Plan, page 28

10. We note your statement that based on the overall performance factor of 74% of target, individual awards for executive were capped at 74% of the targeted award and could have been adjusted downward. Please provide expanded disclosure to describe the factors that the Compensation Committee considered when determining each named NEO's individual award.

Long-Term Incentive Compensation, page 29

11. We note your statement on page 31 that the named executive officers received long-term incentive awards which ranged in value from "189% to 241% of base salary" based on "company and individual performance and contributions, retention value of current equity ownership, historical long-term incentive compensation awards and the market-based framework the independent consultant developed." Please provide expanded disclosure to more specifically address the performance considered for each NEO on an individual basis and indicate how the consideration of those items identified above resulted in the specific percentage awarded to each individual.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rahim Ismail at (202) 551-4965 or Stephanie Ciboroski at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director